June 2, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management, Room 5001
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Edward Bartz

Re:	Aston Funds (the “Registrant” or the “Trust”) 1933 Act. No. 33-68666 1940 Act No. 811-8004 Accounting Comments

Dear Mr. Bartz:

On April 25, 2014, you provided by telephone certain accounting comments on the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) to Vedder Price P.C. The following sets forth those comments and the Trust’s responses to them.

1.    Comment:    Please explain why “large cap” in the name of the ASTON/Herndon Large Cap Value Fund is not misleading in light of the fund’s defining “large cap companies” to include companies with market capitalizations as low as $1.1 billion. The staff notes, for example, that the ASTON/Cornerstone Large Cap Value Fund defines “large-cap company” as one having a market capitalization of $5 billion or more.

Response:    The Registrant notes that in light of its manager-of-managers structure, the investment strategies of the Aston Funds are determined with significant input from each subadviser. Accordingly, there is no uniform definition of market capitalizations across all series, and market capitalization definitions will vary across series in accordance with the strategies of individual subadvisers. For the information of the staff, the benchmark index for the ASTON/Herndon Large Cap Value Fund is the Russell 1000 Value Index, which is a subset of the Russell 1000 Index. The constituent companies of the Russell 1000 Index have an average market capitalization of approximately $108.6 billion, a median market capitalization of approximately $7.6 billion and a market capitalization range of between approximately $1.1

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

June 2, 2014

billion and $526.7 billion. The Registrant believes the Russell 1000 Index is generally considered to be a representation of the large-cap segment of the U.S. stock market. Accordingly, the Registrant believes the market capitalization definition is reasonable and the use of “large cap” in the fund’s name is not misleading.

2.    Comment:    Please explain why “small cap” in the name of the ASTON/LMCG Small Cap Growth Fund is not misleading in light of the fund’s defining “small-cap company” as one with a market capitalization below $5 billion. The staff notes that other Aston Funds define “small cap” using a maximum market capitalization of $3 billion, $3.25 billion or less.

Response:    The Registrant notes that in light of its manager-of-managers structure, the investment strategies of the Aston Funds are determined with significant input from each subadviser. Accordingly, there is no uniform definition of market capitalizations across all series, and market capitalization definitions will vary across series in accordance with the strategies of individual subadvisers. For the information of the staff, the benchmark index for the ASTON/LMCG Small Cap Growth Fund is the Russell 2000 Growth Index, the constituent companies of which have an average market capitalization of approximately $2.1 billion, a median market capitalization of approximately $883 billion and a maximum market capitalization of approximately $10.6 billion. The Registrant believes the Russell 2000 Growth Index is generally considered to be a representation of the small-cap growth segment of the U.S. stock market. Accordingly, the Registrant believes the market capitalization definition is reasonable and the use of “small cap” in the fund’s name is not misleading.

3.    Comment: The staff notes that the following series of the Registrant had significant investments in the information technology sector as of October 31, 2013: ASTON/Cornerstone Large Cap Value Fund (29.47%), ASTON/Fairpointe Mid Cap Fund (32.35%) and ASTON/LMCG Small Cap Growth Fund (27.77%). Please explain why disclosure regarding investments in the information technology sector are not described in the “Principal Investment Strategies” and “Principal Risks” sections of the funds’ prospectuses.

Response:    For each Fund noted, it is not part of the investment mandate to concentrate on the information technology or any other sector. Sector exposure is a residual consequence of the investment process for each Fund. Accordingly, the Registrant does not believe it would be appropriate to suggest that investments in the information technology sector are a principal investment strategy of any of these Funds, or that such investments are the source of a principal risk relating to an investment in the Funds, based solely on holdings as of a single point in time.

4.    Comment:    The staff notes that the Registrant’s last fidelity bond filing on the EDGAR system was made on June 12, 2013 and included the fidelity bond covering the period

June 2, 2014

December 31, 2012 to December 31, 2013. Please explain why the fidelity bond for the period December 31, 2013 to December 31, 2014 has not been filed on EDGAR. If available, please file this fidelity bond as soon as possible.

Response:    The Registrant confirms that it has a fidelity bond in place covering the period December 31, 2013 to December 31, 2014 that satisfies the requirements of Rule 17g-1 under the Investment Company Act of 1940. The Registrant filed such fidelity bond on EDGAR on May 5, 2014.

5.    Comment:    The staff notes that the series of the Registrant listed below do not appear to be active. If so, the staff requests that these series be marked as “inactive” in the EDGAR system.

•	ASTON Balanced Fund
•	ASTON Dynamic Allocation Fund
•	ASTON Growth Fund
•	ASTON Small Cap Fund
•	ASTON/Cardinal Mid Cap Value Fund
•	ASTON/Fasciano Small Cap Fund
•	ASTON/Neptune International Fund
•	ASTON/New Century Absolute Return ETF Fund
•	ASTON/Optimum Large Cap Opportunity Fund
•	ASTON/Veredus Select Growth Fund.

Response:    The Registrant confirms that each of these series has either been liquidated or merged out of existence. The Registrant has updated the status of each of these series in the EDGAR system.

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June 2, 2014

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt

JCT/jct